FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on October 20, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on October 27, 2006, by the registrant, announcing consolidated financial results for the fiscal 2007 first half, ended September 30, 2006.

3.	Supplemental consolidated financial data of the registrant for the fiscal 2007 first half, ended September 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: November 9, 2006

October 20, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, October 20, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the former Japanese Commercial Code, which applies pursuant to Article 81 of “the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law.”

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between October 2, 2006 and October 20, 2006

3.	Aggregate number of shares repurchased: 7,777,000 shares

4.	Aggregate repurchase amount: 19,999,430,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2006:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2006 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 23,842,000 shares

•	Aggregate repurchase amount: 59,995,805,000 yen

(Reference 2)

The number of shares issued and treasury stock as of June 30, 2006:

•	Total number of shares issued (excluding treasury stock): 2,193,228,111 shares

•	Treasury stock: 259,825,386 shares

# # #

October 27, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 118 yen.)

MATSUSHITA REPORTS FIRST HALF NET PROFIT INCREASE

- Sales and Earnings Exceed the Previous Forecast -

Osaka, Japan, October 27, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the second quarter and first half, and non-consolidated (parent company alone) results for the first half, ended September 30, 2006, of the current fiscal year, ending March 31, 2007 (fiscal 2007).

Consolidated Second-quarter Results

Consolidated group sales for the second quarter increased 2% to 2,252.6 billion yen (U.S.$19.09 billion), from 2,211.0 billion yen in the same three-month period a year ago. Explaining the second quarter results, the company cited sales gains in digital audiovisual (AV) products, Home Appliances, Components and Devices, and MEW and PanaHome. Of the consolidated group total, domestic sales increased 1% to 1,118.2 billion yen ($9.48 billion), from 1,109.0 billion yen a year ago. Overseas sales increased 3% to 1,134.4 billion yen ($9.61 billion), from 1,102.0 billion yen in the second quarter of fiscal 2006.

During the second quarter, despite signs of a slowdown in the U.S. economy with weaker housing investment, the global economic situation as a whole remained steady due mainly to high economic growth in China and the recovery trend of the European economy. The Japanese economy also continued steady growth with favorable export and capital investment. Meanwhile, in the electronics industry, although there was shown partly a backlash of the FIFA World Cup boom, market conditions were favorable overall. However, there remains a severe business environment due primarily to rising raw materials prices and continuous price declines mainly in digital AV products caused by intensified global competition. Under these circumstances, Matsushita strives to implement growth strategies and strengthen management structures to ensure its future growth trend.

As part of such efforts, the company aggressively launched and promoted a new series of V-products to capture leading market shares and make a significant contribution to overall business results. Aiming to reinforce its management structures, the company has made all-out efforts to reduce raw materials costs and eliminate redundancies throughout the Matsushita Group.

Regarding earnings, negative factors such as intensified global price competition and increased raw materials prices were more than offset by comprehensive cost reduction efforts, successive launch of V-products and other positive factors. As a result, operating profit1 for the second quarter was up 14%, to 142.3 billion yen ($1.21 billion), from 125.1 billion yen in the same period a year ago. Pre-tax income totaled 157.1 billion yen ($1.33 billion), up 79% from 87.9 billion yen last year. This improvement was due mainly to a decrease in expenses associated with early retirement programs to 3.8 billion yen ($32 million), compared with 20.6 billion yen in the previous year’s second quarter. Net income increased 156% to 79.3 billion yen ($672 million), from 31.0 billion yen in the same quarter of the previous year.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 16.

Consolidated First-half Results

Combining the second quarter results with those of the first quarter, consolidated group sales for the first fiscal half ended September 30, 2006 increased 3% to 4,389.5 billion yen ($37.20 billion), compared with 4,259.2 billion yen in the same six-month period a year ago. Explaining the first half results, the company cited sales gains in digital AV products, such as flat-panel TVs. Domestic sales amounted to 2,180.1 billion yen ($18.48 billion), mostly unchanged from a year ago, while overseas sales increased 6% to 2,209.4 billion yen ($18.72 billion) from the previous year’s first half, caused by favorable sales overall, represented by a sharp sales increase in Europe mainly as a result of strong sales of flat-panel TVs.

For reasons similar to those given for second quarter results, the company’s operating profit for the first fiscal half increased 21% to 207.4 billion yen ($1.76 billion), from 171.1 billion yen in the comparable period a year ago. Pre-tax Income for the six-month period increased 51% to 232.5 billion yen ($1.97 billion), compared with 154.1 billion yen a year ago. In other income (deductions), the company recorded gains on the sale of the investments and proceeds from tangible fixed assets, and incurred less expenses associated with the implementation of early retirement programs, compared with the previous year’s first half. Net income was also up 79% to 115.1 billion yen ($976 million), as compared with 64.4 billion yen in the first half of the previous year. The company’s net income per common share was 52.38 yen ($0.44) on a diluted basis, versus 28.82 yen in the first half of last year.

Consolidated First-half Sales Breakdown by Product Category

The company’s first-half consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 1% to 1,770.3 billion yen ($15.00 billion), from 1,747.4 billion yen in last year’s first half. Sales of video and audio equipment increased 8% from the previous year’s first half, due mainly to favorable sales in digital AV products such as flat-panel TVs and digital cameras.

In information and communications equipment, the company recorded strong sales of PCs and automotive electronics, but sales downturns of mobile phones in Japan and overseas and other products led to a 3% decrease overall.

Home Appliances

Sales of Home Appliances increased 4% to 603.6 billion yen ($5.12 billion), compared with 578.4 billion yen in last year’s first half, due mainly to favorable sales of air conditioners and compressors.

Components and Devices

Sales of Components and Devices were also up 5% to 558.4 billion yen ($4.73 billion), compared with 531.0 billion yen in the same period of the previous year. Favorable sales in general electronic components, batteries and electric motors led to overall increased sales in this category.

MEW and PanaHome

Sales of MEW and PanaHome increased 8% to 811.8 billion yen ($6.88 billion), from 752.4 billion yen last year. At Matsushita Electric Works, Ltd. (MEW) and its subsidiaries, sales gains were recorded in electrical construction materials and electronic and plastic materials. At PanaHome Corporation, sales gains were recorded in detached housing, contributing to overall increased sales.

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 321.6 billion yen ($2.73 billion), down 4% from 333.7 billion yen in the first half of the previous year. This result was due primarily to sluggish sales of AV equipment.

Other

Sales for Other totaled 323.8 billion yen ($2.74 billion), up 2% from 316.3 billion yen in the same period a year ago. Sales increases in factory automation equipment were recorded within this category.

Non-Consolidated (Parent Company Alone) First-half Results2

First-half parent-alone sales increased 8% to 2,343.9 billion yen, from 2,176.1 billion yen in the same six-month period a year ago. Sales increases were recorded mainly in AVC Networks and Home Appliances, contributing to overall increased sales.

Regarding parent-alone earnings, operating profit totaled 70.6 billion yen, up 18% from the previous year’s first half. This increase was realized mainly by sales gains and various comprehensive cost reduction initiatives, despite price declines. Recurring profit decreased 16% to 77.5 billion yen, from 92.5 billion yen in the previous first half. Despite an increase in operating profit, a decrease in dividend income from subsidiaries led to lower recurring profit, compared with the previous year’s first fiscal half. Parent-alone net income decreased 24% to 72.8 billion yen, from 95.7 billion yen in the first half of the previous year, including gains from the sale of securities of certain affiliated companies and the sale of tangible fixed assets.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2007 first half amounted to 197.7 billion yen ($1.68 billion). This was attributable to cash inflows from net income and depreciation, despite increased inventories caused by seasonal factors such as year-end sales. Net cash used in investing activities amounted to 343.1 billion yen ($2.91 billion). Capital expenditures for tangible fixed assets were 206.9 billion yen, mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDPs) and semiconductors, while time deposits increased 170.1 billion yen from the end of fiscal 2006 (March 31, 2006). Net cash used in financing activities was 127.8 billion yen ($1.08 billion). Major factors included the repayments of long-term debt, the payment of cash dividends and the repurchase of the company’s common stock. All these activities resulted in cash and cash equivalents of 1,407.7 billion yen ($11.93 billion) at the end of the fiscal 2007 first half, down 259.7 billion yen compared with the end of the last fiscal year (March 31, 2006).

[2]	Non-consolidated (parent company alone) results are in conformity with Japanese generally accepted accounting principles.

The company’s consolidated total assets as of September 30, 2006 increased by 27.4 billion yen as compared with the end of the last fiscal year, to 7,992.0 billion yen ($67.73 billion). The increase was due mainly to the increased inventories caused by seasonal factors. Stockholders’ equity increased 68.6 billion yen, as compared with the end of the last fiscal year, to 3,856.3 billion yen ($32.68 billion) as of September 30, 2006. This was primarily attributable to increases in retained earnings, despite an increase in treasury stock on continued repurchases of the company’s own shares.

Interim Dividend

The Board of Directors of the company resolved today to distribute an interim (semiannual) cash dividend of 15 yen per common share to shareholders of record as of September 30, 2006, payable November 30, 2006. This is an increase from last year’s interim dividend (10 yen), based on a policy for profit distribution to shareholders (see pages 25-26).

Year-end Dividend

The company plans to distribute a year-end cash dividend of 15 yen per common share (payable to shareholders of record as of March 31, 2007). If implemented, total dividends for fiscal 2007, including the aforementioned interim dividend of 15 yen per common share, will be 30 yen per common share (see pages 25-26).

Outlook for the Full Fiscal Year 2007

The company expects the future business environment to remain quite uncertain in the second half of fiscal 2007, with increasing raw materials prices and continuing price declines due to fierce global competition. Considering these conditions, the forecast for the full fiscal year 2007, ending March 31, 2007, remains unchanged from the forecast announced on April 28, 2006.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following Web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR Web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended September 30)

	Yen (millions)		Percentage 2006/2005	U.S. Dollars (millions) 2006
	2006	2005
Net sales	¥2,252,560	¥2,211,052	102%	$19,089
Cost of sales	(1,590,660)	(1,548,264)		(13,480)
Selling, general and administrative expenses	(519,626)	(537,722)		(4,403)

Operating profit	142,274	125,066	114%	1,206
Other income (deductions):
Interest income	7,742	6,374		66
Dividend income	187	504		2
Interest expense	(5,367)	(6,388)		(46)
Expenses associated with the implementation of early retirement programs **	(3,764)	(20,572)		(32)
Other income (loss), net	16,010	(17,067)		135

Income before income taxes	157,082	87,917	179%	1,331
Provision for income taxes	(61,843)	(49,697)		(524)
Minority interests	(17,393)	2,278		(147)
Equity in earnings (losses) of associated companies	1,447	(9,534)		12

Net income	¥79,293	¥30,964	256%	$672

Net income, basic
per common share	36.16 yen	13.94 yen		$0.31
per ADS	36.16 yen	13.94 yen		$0.31
Net income, diluted
per common share	36.16 yen	13.94 yen		$0.31
per ADS	36.16 yen	13.94 yen		$0.31

(Parentheses indicate expenses, deductions or losses.)

*	** See Notes to consolidated financial statements on pages 16-17.

Supplementary Information

(Three months ended September 30)

	Yen (millions)		U.S. Dollars (millions) 2006
	2006	2005
Depreciation (tangible assets):	¥69,848	¥67,468	$592
Capital investment *** :	¥137,778	¥70,363	$1,168
R&D expenditures:	¥146,989	¥143,015	$1,246

Number of employees (Sep. 30)	331,557	332,548

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Six months ended September 30)

	Yen (millions)		Percentage 2006/2005	U.S. Dollars (millions) 2006
	2006	2005
Net sales	¥4,389,494	¥4,259,213	103%	$37,199
Cost of sales	(3,085,049)	(2,957,166)		(26,144)
Selling, general and administrative expenses	(1,097,054)	(1,130,960)		(9,297)

Operating profit	207,391	171,087	121%	1,758

Other income (deductions):
Interest income	11,860	11,143		100
Dividend income	4,150	4,759		35
Interest expense	(10,193)	(10,233)		(86)
Expenses associated with the implementation of early retirement programs **	(4,292)	(20,774)		(36)
Other Income (loss), net	23,558	(1,871)		199

Income before income taxes	232,474	154,111	151%	1,970
Provision for income taxes	(99,673)	(85,428)		(844)
Minority interests	(17,932)	6,596		(152)
Equity in earnings (losses) of associated companies	254	(10,872)		2

Net income	¥115,123	¥64,407	179%	$976

Net income, basic
per common share	52.38 yen	28.82 yen		$0.44
per ADS	52.38 yen	28.82 yen		$0.44
Net income, diluted
per common share	52.38 yen	28.82 yen		$0.44
per ADS	52.38 yen	28.82 yen		$0.44

(Parentheses indicate expenses, deductions or losses.)

*	** See Notes to consolidated financial statements on pages 16-17.

Supplementary Information

(Six months ended September 30)

	Yen (millions)		U.S. Dollars (millions) 2006
	2006	2005
Depreciation (tangible assets):	¥133,863	¥132,339	$1,134
Capital investment *** :	¥206,123	¥159,444	$1,747
R&D expenditures:	¥281,824	¥278,417	$2,388

Number of employees (Sep. 30)	331,557	332,548

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

September 30, 2006

With comparative figures for March 31, 2006

	Yen (millions)		U.S. Dollars (millions) Sept. 30, 2006
	Sept. 30, 2006	March 31, 2006
Assets
Current assets:
Cash and cash equivalents	¥1,407,706	¥1,667,396	$11,930
Time deposits	171,118	11,001	1,450
Short-term investments	60,859	56,753	516
Trade receivables (notes and accounts)	1,130,404	1,146,815	9,580
Inventories	1,036,870	915,262	8,787
Other current assets	593,005	609,326	5,025

Total current assets	4,399,962	4,406,553	37,288

Investments and advances	1,161,423	1,100,035	9,843
Property, plant and equipment, net of accumulated depreciation	1,645,773	1,632,339	13,947
Other assets	784,867	825,713	6,651

Total assets	¥7,992,025	¥7,964,640	$67,729

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term borrowings	¥315,143	¥339,845	$2,670
Trade payables (notes and accounts)	960,738	981,279	8,142
Other current liabilities	1,613,169	1,563,944	13,671

Total current liabilities	2,889,050	2,885,068	24,483

Long-term debt	263,005	264,070	2,229
Other long-term liabilities	481,402	526,290	4,080
Minority interests	502,301	501,591	4,257
Common stock	258,740	258,740	2,193
Capital surplus	1,234,342	1,234,289	10,460
Legal reserve	88,342	87,526	749
Retained earnings	2,668,102	2,575,890	22,611
Accumulated other comprehensive income (loss) *	(9,096)	(26,119)	(77)
Treasury stock	(384,163)	(342,705)	(3,256)

Total liabilities and stockholders’ equity	¥7,992,025	¥7,964,640	$67,729

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)		U.S. Dollars (millions) Sept. 30, 2006
	Sept. 30, 2006	March 31, 2006
Cumulative translation adjustments	¥(132,308)	¥(162,331)	$(1,121)
Unrealized holding gains of available-for-sale securities	137,838	145,306	1,168
Unrealized gains of derivative instruments	138	1,326	1
Minimum pension liability adjustments	(14,764)	(10,420)	(125)
** See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended September 30)

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions) 2006
	2006	2005
AVC Networks
Video and audio equipment	¥406.8	¥398.9	102%	$3,448
Information and communications equipment	485.7	502.3	97%	4,116

Subtotal	892.5	901.2	99%	7,564

Home Appliances	289.9	270.0	107%	2,457

Components and Devices	288.3	279.4	103%	2,443

MEW and PanaHome	444.4	409.7	108%	3,766

JVC	171.4	184.8	93%	1,452

Other	166.1	165.9	100%	1,407

Total	¥2,252.6	¥2,211.0	102%	$19,089

Domestic sales	1,118.2	1,109.0	101%	9,476
Overseas sales	1,134.4	1,102.0	103%	9,613

(Six months ended September 30)

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions) 2006
	2006	2005
AVC Networks
Video and audio equipment	¥800.4	¥744.4	108%	$6,783
Information and communications equipment	969.9	1,003.0	97%	8,220

Subtotal	1,770.3	1,747.4	101%	15,003

Home Appliances	603.6	578.4	104%	5,115

Components and Devices	558.4	531.0	105%	4,732

MEW and PanaHome	811.8	752.4	108%	6,880

JVC	321.6	333.7	96%	2,725

Other	323.8	316.3	102%	2,744

Total	¥4,389.5	¥4,259.2	103%	$37,199

Domestic sales	2,180.1	2,173.7	100%	18,475
Overseas sales	2,209.4	2,085.5	106%	18,724

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Six months ended September 30)

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2006	Percentage 2006/2005	Yen (billions) 2006	Percentage 2006/2005
AVC Networks
Video and audio equipment	¥219.5	97%	¥580.9	112%
Information and communications equipment	455.4	95%	514.5	99%

Subtotal	674.9	95%	1,095.4	105%

Home Appliances	339.0	101%	264.6	109%

Components and Devices	193.2	97%	365.2	110%

MEW and PanaHome	684.7	106%	127.1	118%

JVC	91.0	93%	230.6	98%

Other	197.3	105%	126.5	99%

Total	¥2,180.1	100%	¥2,209.4	106%

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Six months ended September 30)

By Business Segment:

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions) 2006
	2006	2005
[Sales]

AVC Networks	¥1,908.7	¥1,881.8	101%	$16,175
Home Appliances	637.1	603.7	106%	5,399
Components and Devices	685.3	680.8	101%	5,808
MEW and PanaHome	891.2	837.4	106%	7,553
JVC	327.2	336.3	97%	2,773
Other	751.1	618.8	121%	6,365

Subtotal	5,200.6	4,958.8	105%	44,073
Eliminations	(811.1)	(699.6)	—	(6,874)

Consolidated total	¥4,389.5	¥4,259.2	103%	$37,199

[Segment Profit] **

AVC Networks	¥101.5	¥84.8	120%	$860
Home Appliances	40.3	39.5	102%	342
Components and Devices	50.6	33.7	150%	429
MEW and PanaHome	32.5	28.5	114%	275
JVC	(1.0)	(4.0)	—	(8)
Other	31.9	28.7	111%	270

Subtotal	255.8	211.2	121%	2,168
Corporate and eliminations	(48.4)	(40.1)	—	(410)

Consolidated total	¥207.4	¥171.1	121%	$1,758

By Domestic and Overseas Company Location:

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions) 2006
	2006	2005
[Sales]

Japan	¥3,384.2	¥3,303.9	102%	$28,680
Americas	684.2	669.6	102%	5,798
Europe	553.8	491.1	113%	4,693
Asia, China and others	1,428.2	1,344.4	106%	12,104

Subtotal	6,050.4	5,809.0	104%	51,275
Eliminations	(1,660.9)	(1,549.8)	—	(14,076)

Consolidated total	¥4,389.5	¥4,259.2	103%	$37,199

[Segment Profit]

Japan	¥189.9	¥160.9	118%	$1,609
Americas	14.0	9.0	155%	119
Europe	6.8	(0.4)	—	58
Asia, China and others	45.2	44.0	103%	383

Subtotal	255.9	213.5	120%	2,169
Corporate and eliminations	(48.5)	(42.4)	—	(411)

Consolidated total	¥207.4	¥171.1	121%	$1,758

*  ** See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Stockholders’ Equity *

(Six months ended September 30, 2006 and 2005)

	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
(Six month ended September 30, 2006)							Yen (millions)
Balances at beginning of period	¥258,740	¥1,234,289	¥87,526	¥2,575,890	¥(26,119)	¥(342,705)	¥3,787,621

Gain from sale of treasury stock		53					53
Transfer from retained earnings			816	(816)			—
Cash dividends				(22,095)			(22,095)
Disclosure of comprehensive income (loss)
Net income				115,123			115,123
Translation adjustments					30,023		30,023
Unrealized holding gains (losses) of available-for-sale securities					(7,468)		(7,468)
Unrealized gains (losses) of derivative instruments					(1,188)		(1,188)
Minimum pension liability adjustments					(4,344)		(4,344)

Total comprehensive income							132,146

Repurchase of common stock, net						(41,458)	(41,458)

Balances at end of period	¥258,740	¥1,234,342	¥88,342	¥2,668,102	¥(9,096)	¥(384,163)	¥3,856,267

(Six month ended September 30, 2005)							Yen (millions)
Balances at beginning of period	¥258,740	¥1,230,701	¥87,838	¥2,461,071	¥(238,377)	¥(255,721)	¥3,544,252

Gain from sale of treasury stock		17					17
Increase (decrease) mainly in capital transactions		798	(750)	(48)			—
Transfer from retained earnings			725	(725)			—
Cash dividends				(16,938)			(16,938)
Disclosure of comprehensive income (loss)
Net income				64,407			64,407
Translation adjustments					63,460		63,460
Unrealized holding gains of available-for-sale securities					55,240		55,240
Unrealized gains of derivative instruments					2,301		2,301
Minimum pension liability adjustments					(14,479)		(14,479)

Total comprehensive income							170,929

Repurchase of common stock, net						(72,143)	(72,143)

Balances at end of period	¥258,740	¥1,231,516	¥87,813	¥2,507,767	¥(131,855)	¥(327,864)	¥3,626,117

(Six month ended September 30, 2006)						U.S. Dollars (millions)
Balances at beginning of period	$2,193	$10,460	$742	$21,829	$(221)	$(2,904)	$32,099

Gain from sale of treasury stock		0					0
Transfer from retained earnings			7	(7)			—
Cash dividends				(187)			(187)
Disclosure of comprehensive income (loss)
Net income				976			976
Translation adjustments					254		254
Unrealized holding gains (losses) of available-for-sale securities					(63)		(63)
Unrealized gains (losses) of derivative instruments					(10)		(10)
Minimum pension liability adjustments					(37)		(37)

Total comprehensive income							1,120

Repurchase of common stock, net						(352)	(352)

Balances at end of period	$2,193	$10,460	$749	$22,611	$(77)	$(3,256)	$32,680

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Six months ended September 30)

	Yen (millions)		U.S. Dollars (millions) 2006
	2006	2005
Cash flows from operating activities:
Net income	¥115,123	¥64,407	$976
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	152,148	150,524	1,289
Net (gain) loss on sale of investments	(31,119)	(19,054)	(264)
Minority interests	17,932	(6,596)	152
(Increase) decrease in trade receivables	30,129	(6,265)	256
(Increase) decrease in inventories	(105,153)	(94,925)	(891)
Increase (decrease) in trade payables	(19,314)	76,916	(164)
Increase (decrease) in retirement and severance benefits	(59,093)	(35,187)	(501)
Other	96,998	60,392	822

Net cash provided by operating activities	¥197,651	¥190,212	$1,675

Cash flows from investing activities:
(Increase) decrease in short-term investments	26,540	7,341	225
Proceeds from disposition of investments and advances	56,817	373,936	481
Increase in investments and advances	(167,023)	(126,019)	(1,415)
Capital expenditures	(206,903)	(196,472)	(1,753)
Proceeds from sale of fixed assets	100,290	90,381	850
(Increase) decrease in time deposits	(170,117)	81,826	(1,442)
Proceeds from sale of shares of subsidiaries	40,548	62,948	344
Other	(23,219)	(19,560)	(197)

Net cash provided by (used in) investing activities	¥(343,067)	¥274,381	$(2,907)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(10,977)	27,321	(93)
Increase (decrease) in deposits and advances from employees	(13,507)	(3,480)	(114)
Increase (decrease) in long-term debt	(30,401)	(117,545)	(258)
Dividends paid	(22,095)	(16,938)	(187)
Dividends paid to minority interests	(9,412)	(9,638)	(80)
(Increase) decrease in treasury stock	(41,405)	(72,126)	(351)
Other	—	4,725	—

Net cash used in financing activities	¥(127,797)	¥(187,681)	$(1,083)

Effect of exchange rate changes on cash and cash equivalents	13,523	9,046	115

Net increase (decrease) in cash and cash equivalents	(259,690)	285,958	(2,200)
Cash and cash equivalents at beginning of period	1,667,396	1,169,756	14,130

Cash and cash equivalents at end of period	¥1,407,706	¥1,455,714	$11,930

*	See Notes to consolidated financial statements on pages 16-17.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3.	On April 1, 2005, Matsushita sold approximately 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) for cash proceeds of 27,756 million yen, and recorded a gain of 10,313 million yen, pursuant to a basic agreement regarding the equity ownership of MLC concluded between the company and STB. As a result of the sale, Matsushita now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of Matsushita as of April 1, 2005.

4.	Comprehensive income was reported as a gain of 132,146 million yen ($1,120 million) for the first half ended September 30, 2006, a gain of 170,929 million yen for the first half ended September 30, 2005, and a gain of 366,668 million yen for the year ended March 31, 2006. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

5.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

7.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

8.	Number of consolidated companies: 639

9.	Number of companies reflected by the equity method: 69

10.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 118 yen, the approximate rate on the Tokyo Foreign Exchange Market on September 29, 2006.

11.	Each American Depositary Share (ADS) represents 1 share of common stock.

Significant Accounting Policies:

1.	Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. GAAP. See Note 2 of Notes to consolidated financial statements on page 16.

2.	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

3.	Marketable Securities

The company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

4.	Property, Plant and Equipment, and Depreciation

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method.

5.	Leases

The company accounts for leases in accordance with SFAS No.13, “Accounting for Leases.”

6.	Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7.	Retirement and Severance Benefits

The company and most of its domestic subsidiaries maintain defined benefit pension plans such as point-based benefits system and cash balance pension plans. Several of its domestic subsidiaries have lump-sum payment plans, while several overseas subsidiaries also maintain defined benefit pension plans.

The company accounts for retirement and severance benefits in accordance with SFAS No.87, “Employer’s Accounting for Pensions.”

8.	Derivative Financial Instruments

The company accounts for derivative financial instruments in accordance with SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities.”

Matsushita Electric Industrial Co., Ltd.

Consolidated Information of Marketable Securities *

September 30, 2006

With comparative figures for March 31, 2006

	Yen (millions)
	September 30, 2006			March 31, 2006
	Cost	Fair value	Gross unrealized holding gains	Cost	Fair value	Gross unrealized holding gains (losses)
Current
Equity securities	—	—	—	—	—	—
Bonds	50,609	50,610	1	31,528	31,512	(16)
Other debt securities	10,249	10,249	—	25,241	25,241	—

Sub-total	¥60,858	¥60,859	¥1	¥56,769	¥56,753	¥(16)

Noncurrent

Equity securities	250,977	530,297	279,320	230,400	527,705	297,305
Bonds	132,502	132,995	493	123,080	122,380	(700)
Other debt securities	6,730	6,863	133	18,580	18,654	74

Sub-total	¥390,209	¥670,155	¥279,946	¥372,060	¥668,739	¥296,679

Total	¥451,067	¥731,014	¥279,947	¥428,829	¥725,492	¥296,663

*	The statement of marketable securities represents (presented in yen only) marketable equity securities other than investments in associated companies and all debt securities in accordance with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities.”

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 638 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which has been categorized into the following six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC, and Other.

*	For major product lines in each segment, please refer to “Details of Product Categories” on page 21.

2. Business Domain Chart

Details of Product Categories

AVC Networks

Plasma, LCD and CRT TVs, DVD recorders/players, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, medical equipment, etc.

Components and Devices

Semiconductors, general components (capacitors, modules, circuit boards, power supply and inductive products, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

JVC

LCD, rear projection, CRT TVs, VCRs, camcorders, DVD recorders/players, CD/DVD/MD audio systems and other audio equipment, car AV equipment, business-use AV systems, motors and other components for precision equipment, recordable media, AV software for DVD, CD and video tapes, AV furniture, etc.

Other

Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

Please Note: The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income

(Six months ended September 30)

	Yen (millions)		Percentage 2006/2005
	2006	2005
Net sales	¥2,343,890	¥2,176,102	108%
Cost of sales	(1,886,029)	(1,750,430)

Gross profit	457,861	425,672
Selling, general and administrative expenses	(387,296)	(365,863)

Operating profit	70,565	59,809	118%

Interest income	2,262	490
Dividend income	42,652	72,790
Other income	11,612	13,322
Interest expense	(2,414)	(3,090)
Other expenses	(47,143)	(50,781)

Recurring profit	77,534	92,540	84%

Non-recurring profit	47,476	40,160
Non-recurring loss	(5,956)	(27,533)

Income before income taxes	119,054	105,167	113%
Provision for income taxes
Current	(10,378)	(16,765)
Deferred	(35,901)	7,297

Net income	¥72,775	¥95,699	76%

Unappropriated retained earnings at beginning of period	—	43,787
Interim dividend	—	—
Unappropriated retained earnings at end of period	—	139,486

Notes to parent-alone financial statements:

1.      Amounts less than 1 million yen have been rounded to the nearest whole million yen amount in the accompanying parent-alone financial statement.

2.      Similarly, in the descriptions on page 5 regarding parent-alone results, amounts less than one-tenth of a billion yen are rounded to the nearest whole billion yen amount.

3.      Non-recurring profit for the first half ended September 30, 2006 includes a gain from the sale of securities of certain affiliated companies, the sale of tangible fixed assets and the sale of securities. Non-recurring loss for the first half ended September 30, 2006 includes expenses related to the termination of the company’s benefit system for retiring directors and corporate auditors, a loss on valuation of securities and a loss related to the sale of securities of certain affiliated companies.

	2006	2005
4. Net income per common share:	33.11 yen	42.81 yen

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

September 30, 2006

With comparative figures for March 31, 2006

	Yen (millions)
	September 30, 2006	March 31, 2006
Assets

Current assets:
Cash and deposits	¥571,822	¥865,431
Trade receivables (notes and accounts)	567,227	558,103
Inventories	191,250	164,375
Other current assets	686,751	548,496

Total current assets	2,017,050	2,136,405

Fixed assets:
Tangible fixed assets	358,107	356,616
Intangibles	35,698	30,609
Investments and advances	2,602,756	2,467,631

Total fixed assets	2,996,561	2,854,856

Total assets	¥5,013,611	¥4,991,261

Liabilities and Shareholders’ Equity

Current liabilities:
Trade payables (notes and accounts)	¥511,022	¥478,577
Accrued income taxes	3,666	1,528
Other current liabilities	1,381,969	1,411,341

Total current liabilities	1,896,657	1,891,446

Long-term debt and employee retirement and severance benefits	350,994	361,402

Total liabilities	2,247,651	2,252,848

Shareholders’ equity:
Capital	—	258,740
Capital surplus	—	569,927
Retained earnings	—	2,102,869
Unrealized holding gains of available-for-sale securities	—	150,475
Treasury stock	—	(343,598)

Total shareholders’ equity	—	2,738,413

Total liabilities and shareholders’ equity	—	4,991,261

Net assets:
Capital	258,740	—
Capital surplus	569,980	—
Retained earnings	2,153,291	—
Treasury stock	(385,056)	—

Total shareholders’ equity	2,596,955	—
Difference of valuation, translation and other adjustments	169,005	—

Total net assets	2,765,960	—

Total liabilities and net assets	¥5,013,611	—

*	See Notes to parent-alone financial statements on page 22.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Changes in Shareholders’ Equity *

(Six months ended September 30, 2006)

Yen (millions)

	Shareholders’ equity
	Capital	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total of capital surplus	Legal reserve	Other retained earnings
						Reserve for advanced depreciation	Reserve for dividends	Contingent reserve	Unappropriated retained earnings
Balances at beginning of period	¥258,740	¥568,212	¥1,715	¥569,927	¥52,749	¥8,377	¥81,000	¥1,918,680	¥42,063

Changes in the period
Reserve for advanced depreciation						4,927			(4,927)
Directors’ and corporate auditors’ bonuses									(258)
Dividends from surplus									(22,095)
Net income									72,775
Repurchase of common stock
Disposal of treasury stock			53	53
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	53	53	—	4,927	—	—	45,495

Balances at end of period	¥258,740	¥568,212	¥1,768	¥569,980	¥52,749	¥13,304	¥81,000	¥1,918,680	¥87,558

	Shareholders’ equity			Difference of valuation, translation and other adjustments			Total net assets
	Retained earnings	Treasury stock	Total of shareholders’ equity	Unrealized holding gains of available - for-sale securities, etc	Deferred profit on hedges	Total of difference from appreciation and conversion
	Total of retained earnings
Balances at beginning of period	¥2,102,869	¥(343,598)	¥2,587,938	¥150,475	—	¥150,475	¥2,738,413

Changes in the period
Reserve for advanced depreciation	—		—				—
Directors’ and corporate auditors’ bonuses	(258)		(258)				(258)
Dividends from surplus	(22,095)		(22,095)				(22,095)
Net income	72,775		72,775				72,775
Repurchase of common stock		(41,562)	(41,562)				(41,562)
Disposal of treasury stock		104	157				157
Net changes of items other than shareholders’ equity				(6,242)	24,772	18,530	18,530

Total changes in the period	50,422	(41,458)	9,017	(6,242)	24,772	18,530	27,547

Balances at end of period	¥2,153,291	¥(385,056)	¥2,596,955	¥144,233	¥24,772	¥169,005	¥2,765,960

*	See Notes to parent-alone financial statement on page 22.

Management Policy

(1) Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is contributing to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Matsushita, as a public entity, is committed to its relationships with all stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since the company’s founding, Matsushita has managed its businesses in a manner reflecting the company’s belief in the importance of profit return to shareholders. In fiscal 2005, ended March 2005, along with the implementation of a new mid-term growth strategy, Matsushita implemented a policy regarding returns to shareholders taking into consideration its consolidated business performance.

Specifically, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated cash flows.

1)	Dividends:

From the perspective of return on the capital investment made by shareholders, Matsushita will, in principle, distribute profits to shareholders based on its consolidated business performance. Matsushita also aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the company’s financial condition.

2)	Own share repurchases:

Matsushita will provide return to shareholders by enhancing shareholder value per share through a reduction, in effect, of the number of outstanding shares. This will be accomplished by repurchasing the company’s own shares with surplus cash flows.

In line with the policies described above, for fiscal 2007, ending March 2007, Matsushita increased interim cash dividends from 10 yen per common share in fiscal 2006, to 15 yen per common share in fiscal 2007, and also plans to increase year-end cash dividends from 10 yen per common share in fiscal 2006, to 15 yen per common share in fiscal 2007. If implemented, total cash dividends for fiscal 2007 will be 30 yen per common share.

Regarding own share repurchases, Matsushita plans to acquire up to 50 million shares of its own stock for a maximum of 100 billion yen through the end of March 2007.

(3) Company’s Policy on Reduction of the Share Trading Unit Size

Matsushita has given careful consideration as to whether or not it should avail itself to reduce the number of shares per unit for trading (“share trading unit”) on stock markets in Japan, but as of today, the company believes it is too early to do so. Recognizing the importance of increased participation in capital markets by individual investors, Matsushita, over the years, has implemented various measures with individual shareholders in mind. Some of these include renewal of the company’s investor relations website, more detailed business reports to shareholders and improved general shareholder meeting arrangements. Since Matsushita is aware that a reduction in the share trading unit size is an effective method for broadening its individual shareholder base, the company will continue to discuss and evaluate possible benefits resulting from a reduction in the share trading unit size.

(4) Corporate Management Strategies and Challenges

The Matsushita Group aims to achieve, through cutting-edge technologies, global excellence in 2010 by pursuing the two visions of contributing to the realization of a ubiquitous networking society and coexistence with the global environment. Regarding the business environment for fiscal 2007, Matsushita expects to continue to encounter severe conditions, such as slowdown in growth in the electronics industry, ever-intensifying global price declines in digital products and rising raw materials prices. In fiscal 2007, the final year of the mid-term management plan Leap Ahead 21, Matsushita will further accelerate growth strategies and strengthen management structures.

<Principal Initiatives for Fiscal 2007>

1. V-Products

Matsushita places particular emphasis, as the centerpiece of the company’s growth strategy, on V-products which feature black-box technologies, environmentally friendly features, while incorporating universal design concepts. In fiscal 2007, the company expects sales of 1.8 trillion yen in a total of 82 product categories. During the first half of fiscal 2007, V-products, including flat-panel TVs and digital cameras, recorded sales of about 775 billion yen. Matsushita will carry out intensive marketing campaigns that focus on product functions and features. Furthermore, Matsushita will expand the scope of simultaneous global introductions in terms of both products and regions.

2. Investment Strategy

Regarding capital expenditures, Matsushita continues to focus investment into strategic businesses including cutting-edge system LSIs and other semiconductors as well as plasma TVs, global demand for which is expected to grow considerably. In PDPs, the company announced the construction of a fourth domestic factory in Amagasaki, Japan, where operations are scheduled to commence in fiscal 2008. Including the new factory, Matsushita will increase annual production capacity of PDPs to 11.5 million units by fiscal 2009, enabling the company to meet rapidly expanding global demand.

3. Overseas Strategy

Matsushita is also strengthening overseas operations, which serve as a “growth engine” for the entire Matsushita Group. The company will select products and sales channels according to specific strategies in each region or country, and concentrate management resources accordingly. In the growing markets such as China and Russia, as well as Europe and the United States, the company will strive to strengthen sales initiatives, aiming at expanding sales.

4. Strengthened Management Structure

In order to further strengthen management structures, Matsushita implemented the Next Cell Production Project, which will facilitate a more flexible manufacturing structure. In fiscal 2007, the company intends to further take advantage of information technology (IT) in promoting large-scale inventory reduction activities. Meanwhile, through various cost reduction activities companywide, the company will eliminate redundancies throughout all areas of business, to enhance profitability.

5. Collaboration with MEW

Matsushita strives to achieve further success through collaboration with MEW, by integrating the components and devices and black-box technologies of both companies, in addition to comprehensive utilization of sales channels and augmented overseas businesses.

(5) Matters concerning the Parent Company

Matsushita has no parent company.

# # #

October 27, 2006

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2007

First Half, ended September 30, 2006

1. Sales breakdown for Fiscal 2007 First Half, ended September 30, 2006

Second Quarter <Jul. to Sep. 2006>	yen (billions)
By Product Category	Total	07/06	Local currency basis 07/06	Domestic	07/06	Overseas	07/06	Local currency basis 07/06
Video and audio equipment	406.8	102%	98%	103.2	91%	303.6	106%	100%
Information and communications equipment	485.7	97%	94%	223.1	96%	262.6	97%	92%

AVC Networks	892.5	99%	96%	326.3	94%	566.2	102%	96%
Home Appliances	289.9	107%	105%	164.2	101%	125.7	118%	111%
Components and Devices	288.3	103%	100%	95.2	94%	193.1	108%	103%
MEW and PanaHome	444.4	108%	107%	381.5	107%	62.9	115%	108%
JVC	171.4	93%	88%	49.0	96%	122.4	91%	85%
Other	166.1	100%	99%	102.0	110%	64.1	87%	84%

Total	2,252.6	102%	99%	1,118.2	101%	1,134.4	103%	97%

First Half <Apr. to Sep. 2006>	yen (billions)
By Product Category	Total	07/06	Local currency basis 07/06	Domestic	07/06	Overseas	07/06	Local currency basis 07/06
Video and audio equipment	800.4	108%	103%	219.5	97%	580.9	112%	106%
Information and communications equipment	969.9	97%	94%	455.4	95%	514.5	99%	93%

AVC Networks	1,770.3	101%	98%	674.9	95%	1,095.4	105%	99%
Home Appliances	603.6	104%	101%	339.0	101%	264.6	109%	102%
Components and Devices	558.4	105%	101%	193.2	97%	365.2	110%	104%
MEW and PanaHome	811.8	108%	107%	684.7	106%	127.1	118%	110%
JVC	321.6	96%	91%	91.0	93%	230.6	98%	91%
Other	323.8	102%	101%	197.3	105%	126.5	99%	95%

Total	4,389.5	103%	100%	2,180.1	100%	2,209.4	106%	100%

	yen (billions)
Overseas Sales by Region	Fiscal 2007 Second Quarter			Fiscal 2007 First Half
	Results	07/06	Local currency basis 07/06	Results	07/06	Local currency basis 07/06
North and South America	359.7	100%	95%	696.9	102%	96%
Europe	287.9	109%	100%	566.2	112%	104%
Asia	274.8	95%	90%	544.6	99%	94%
China	212.0	113%	108%	401.7	116%	109%

Total	1,134.4	103%	97%	2,209.4	106%	100%

2. Segment Information

<Consolidated>	yen (billions)
	Fiscal 2007 Second Quarter Results					Fiscal 2007 First Half Results
	Sales	07/06	Segment profit	% of sales	07/06	Sales	07/06	Segment profit	% of sales	07/06
AVC Networks	963.7	100%	66.5	6.9%	118%	1,908.7	101%	101.5	5.3%	120%
Home Appliances	311.0	111%	19.9	6.4%	95%	637.1	106%	40.3	6.3%	102%
Components and Devices	349.9	101%	36.8	10.5%	132%	685.3	101%	50.6	7.4%	150%
MEW and PanaHome	482.5	107%	26.1	5.4%	108%	891.2	106%	32.5	3.6%	114%
JVC	172.7	93%	1.9	1.1%	—	327.2	97%	-1.0	-0.3%	—
Other	391.7	119%	18.2	4.6%	93%	751.1	121%	31.9	4.2%	111%

Total	2,671.5	104%	169.4	6.3%	115%	5,200.6	105%	255.8	4.9%	121%

Corporate and eliminations	-418.9	—	-27.1	—	—	-811.1	—	-48.4	—	—

Consolidated total	2,252.6	102%	142.3	6.3%	114%	4,389.5	103%	207.4	4.7%	121%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

3. Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>	yen (billions)
	Fiscal 2007 First Half
	Results	07-06
AVC Networks	79.6	+40.4
Home Appliances	20.6	+3.6
* Components and Devices	60.5	-5.1
MEW and PanaHome	18.8	-0.4
JVC	6.2	-2.3
Other	20.4	+10.5

Total	206.1	+46.7

_____________
* semiconductors only	(30.0)	(-15.0)
** These figures are calculated on an accrual basis.

Depreciation (Tangible Assets)
<Consolidated>	yen (billions)
	Fiscal 2007 First Half
	Results	07-06
	133.9	+1.5

R&D Expenditures
<Consolidated>	yen (billions)
	Fiscal 2007 First Half
	Results	07-06
	281.8	+3.4

4. Foreign Currency Exchange

<Export Rates>
	Fiscal 2006						Fiscal 2007
	Second Quarter		First Half		Full Year		Second Quarter		First Half
U.S. Dollars		¥108		¥106		¥109		¥113		¥114
Euro		¥135		¥135		¥135		¥141		¥140

<Rates Used for Consolidation>
	Fiscal 2006						Fiscal 2007
	Second Quarter		First Half		Full Year		Second Quarter		First Half
U.S. Dollars		¥111		¥109		¥113		¥116		¥115
Euro		¥136		¥136		¥138		¥148		¥146

<Foreign Currency Transaction> *	(billions)
	Fiscal 2006						Fiscal 2007
	Second Quarter		First Half		Full Year		Second Quarter		First Half
U.S.Dollars	US$	0.8	US$	1.7	US$	3.7	US$	0.9	US$	1.7
Euro		€0.3		€0.6		€1.3		€0.4		€0.8

*	These figures are based on the net foreign exchange exposure of the company.

5. Number of Employees

<Consolidated>	(persons)
	End of Sep. 2005	End of Mar. 2006	End of Jun. 2006	End of Sep. 2006
Domestic	147,126	144,871	145,650	144,427
Overseas	185,422	189,531	186,889	187,130

Total	332,548	334,402	332,539	331,557

6. Other Information

	(shares)
Issued Shares as of September 30, 2006	(a	)	2,453,053,497
Treasury Stock as of September 30, 2006	(b	)	260,137,934
Outstanding Shares (excluding treasury stock) as of September 30, 2006	(a	)-(b)	2,192,915,563

	Fiscal 2006			Fiscal 2007
	Second Quarter	First Half	Annual Results	Second Quarter	First Half
Net income per common share, basic	¥13.94	¥28.82	¥69.48	¥36.16	¥52.38
Net income per common share, diluted	¥13.94	¥28.82	¥69.48	¥36.16	¥52.38
Stockholders’ equity per common share at the end of each period	¥1,635.76	—	¥1,714.22	¥1,758.51	—

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales. As such, amounts herein do not correspond to those in Segment information.

<Consolidated>	yen (billions)
	Fiscal 2007 Second Quarter		Fiscal 2007 First Half
Products	Sales	07/06	Sales	07/06
AVC Networks
VCRs	33.0	76%	65.5	73%
Digital cameras	51.5	154%	95.3	172%
TVs	218.4	103%	442.8	113%
Plasma TVs only	127.3	122%	257.4	140%
LCD TVs only	48.9	121%	101.4	134%
DVD recorders	24.6	92%	48.7	97%
Audio equipment	37.5	82%	74.9	82%
Information equipment	340.6	108%	652.9	106%
Communications equipment	145.1	78%	317.0	82%
Mobile communications equipment only	51.9	57%	134.2	67%
Home Appliances
Air conditioners	55.9	116%	143.2	104%
Refrigerators	30.4	102%	57.6	103%
Components and Devices
General components	103.2	113%	201.5	113%
Semiconductors *	114.2	95%	224.7	97%
Batteries	75.9	102%	145.9	105%
Other
FA equipment	51.1	97%	105.8	113%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2007 is 468 billion yen, up 2% from fiscal 2006.

<Attachment 2>

Financial data for the primary domain companies

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2007 Second Quarter Results
	yen (billions)
	Sales		Domain company profit
		07/06		07/06	% of sales
Panasonic AVC Networks Company	465.0	120%	29.6	144%	6.4%
Panasonic Communications Co., Ltd.	119.1	95%	6.5	127%	5.5%
Panasonic Mobile Communications Co., Ltd.	74.6	65%	-0.3	—	-0.4%
Panasonic Electronic Devices Co., Ltd.	122.0	106%	10.8	144%	8.9%

Fiscal 2007 First Half Results
	yen (billions)
	Sales		Domain company profit
		07/06		07/06	% of sales
Panasonic AVC Networks Company	894.4	123%	42.0	150%	4.7%
Panasonic Communications Co., Ltd.	235.9	97%	11.4	116%	4.8%
Panasonic Mobile Communications Co., Ltd.	179.6	73%	0.7	—	0.4%
Panasonic Electronic Devices Co., Ltd.	240.6	106%	18.2	152%	7.6%

Notes:

1.	The above information for Panasonic AVC Networks Company and Panasonic Electronic Devices Co., Ltd. does not include sales and profit of domestic and overseas sales divisions.
2.	The above information for Panasonic Communications Co., Ltd. and Panasonic Mobile Communications Co., Ltd. does not include sales and profit of certain overseas sales divisions.

<Capital Investment> *

Fiscal 2007 Second Quarter Results
	yen (billions)
	Capital investment
		07-06
Panasonic AVC Networks Company	51.4	+40.5
Panasonic Communications Co., Ltd.	2.8	-0.2
Panasonic Mobile Communications Co., Ltd.	1.8	+0.3
Panasonic Electronic Devices Co., Ltd.	10.5	+3.8

Fiscal 2007 First Half Results
	yen (billions)
	Capital investment
		07-06
Panasonic AVC Networks Company	63.1	+43.1
Panasonic Communications Co., Ltd.	5.5	+0.7
Panasonic Mobile Communications Co., Ltd.	2.8	+0.6
Panasonic Electronic Devices Co., Ltd.	18.0	+5.6

*	These figures are calculated on an accrual basis.

<Attachment 3> Reference

Segment information for fiscal 2006 through fiscal 2007

<Consolidated>

Fiscal 2007 Results

Sales	yen (billions)
	First Half
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06
AVC Networks	945.0	103%	963.7	100%	1,908.7	101%
Home Appliances	326.1	101%	311.0	111%	637.1	106%
Components and Devices	335.4	100%	349.9	101%	685.3	101%
MEW and PanaHome	408.7	106%	482.5	107%	891.2	106%
JVC	154.5	102%	172.7	93%	327.2	97%
Other	359.4	124%	391.7	119%	751.1	121%

Total	2,529.1	106%	2,671.5	104%	5,200.6	105%

Corporate and eliminations	-392.2	—	-418.9	—	-811.1	—

Consolidated total	2,136.9	104%	2,252.6	102%	4,389.5	103%

Segment profit	yen (billions)
	First Half
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06
AVC Networks	35.0	123%	66.5	118%	101.5	120%
Home Appliances	20.4	110%	19.9	95%	40.3	102%
Components and Devices	13.8	236%	36.8	132%	50.6	150%
MEW and PanaHome	6.4	146%	26.1	108%	32.5	114%
JVC	-2.9	—	1.9	—	-1.0	—
Other	13.7	149%	18.2	93%	31.9	111%

Total	86.4	136%	169.4	115%	255.8	121%

Corporate and eliminations	-21.3	—	-27.1	—	-48.4	—

Consolidated total	65.1	141%	142.3	114%	207.4	121%

Fiscal 2006 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	913.4	101%	968.4	99%	1,881.8	100%	1,125.5	108%	978.8	105%	2,104.3	107%	3,986.1	103%
Home Appliances	323.2	100%	280.5	98%	603.7	99%	329.5	103%	308.0	103%	637.5	103%	1,241.2	101%
Components and Devices	333.8	83%	347.0	89%	680.8	86%	356.8	100%	330.7	103%	687.5	102%	1,368.3	93%
MEW and PanaHome	384.8	102%	452.6	107%	837.4	105%	435.1	103%	474.7	102%	909.8	103%	1,747.2	104%
JVC	151.5	86%	184.8	100%	336.3	93%	214.1	100%	152.7	98%	366.8	99%	703.1	96%
Other	289.7	115%	329.1	115%	618.8	115%	322.7	129%	373.8	158%	696.5	143%	1,315.3	128%

Total	2,396.4	99%	2,562.4	101%	4,958.8	100%	2,783.7	107%	2,618.7	109%	5,402.4	108%	10,361.2	104%

Corporate and eliminations	-348.2	—	-351.4	—	-699.6	—	-385.3	—	-382.0	—	-767.3	—	-1,466.9	—

Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%	2,398.4	104%	2,236.7	107%	4,635.1	105%	8,894.3	102%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	28.4	165%	56.4	110%	84.8	124%	58.1	226%	48.0	144%	106.1	180%	190.9	150%
Home Appliances	18.6	104%	20.9	111%	39.5	107%	24.4	113%	13.3	81%	37.7	99%	77.2	103%
Components and Devices	5.9	37%	27.8	117%	33.7	85%	26.0	287%	21.4	233%	47.4	259%	81.1	140%
MEW and PanaHome	4.4	90%	24.1	116%	28.5	111%	23.1	114%	21.1	101%	44.2	108%	72.7	109%
JVC	-2.9	—	-1.1	—	-4.0	—	1.3	19%	-3.1	—	-1.8	—	-5.8	—
Other	9.2	115%	19.5	241%	28.7	178%	13.5	152%	20.0	150%	33.5	151%	62.2	162%

Total	63.6	96%	147.6	119%	211.2	111%	146.4	158%	120.7	132%	267.1	145%	478.3	128%

Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—	-17.0	—	-6.9	—	-23.9	—	-64.0	—

Consolidated total	46.0	106%	125.1	111%	171.1	109%	129.4	147%	113.8	178%	243.2	160%	414.3	134%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 sales results for those product categories.

<Attachment 4> Reference

Segment information for fiscal 2005

<Consolidated>

Fiscal 2005 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	903.9	104%	979.7	103%	1,883.6	103%	1,041.0	97%	934.2	99%	1,975.2	98%	3,858.8	100%
Home Appliances	323.1	110%	287.2	93%	610.3	101%	320.2	102%	299.3	98%	619.5	100%	1,229.8	101%
Components and Devices	403.2	100%	389.2	92%	792.4	96%	356.3	82%	320.3	80%	676.6	81%	1,469.0	89%
MEW and PanaHome	377.5	—	421.2	—	798.7	—	422.4	—	465.1	—	887.5	—	1,686.2	—
JVC	175.9	90%	184.4	86%	360.3	88%	213.4	91%	156.5	89%	369.9	90%	730.2	89%
Other	252.1	112%	287.2	115%	539.3	113%	250.5	105%	237.3	101%	487.8	103%	1,027.1	108%

Total	2,435.7	122%	2,548.9	119%	4,984.6	120%	2,603.8	114%	2,412.7	117%	5,016.5	115%	10,001.1	118%

Corporate and eliminations	-333.7	—	-332.3	—	-666.0	—	-307.3	—	-314.2	—	-621.5	—	-1,287.5	—

Consolidated total	2,102.0	119%	2,216.6	118%	4,318.6	119%	2,296.5	113%	2,098.5	116%	4,395.0	114%	8,713.6	116%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	17.2	107%	51.1	121%	68.3	117%	25.7	77%	33.4	90%	59.1	83%	127.4	99%
Home Appliances	17.9	263%	18.9	155%	36.8	194%	21.6	108%	16.4	120%	38.0	113%	74.8	142%
Components and Devices	15.7	368%	23.8	111%	39.5	153%	9.1	67%	9.2	85%	18.3	75%	57.8	115%
MEW and PanaHome	4.9	—	20.7	—	25.6	—	20.3	—	20.8	—	41.1	—	66.7	—
JVC	2.7	132%	1.9	23%	4.6	46%	7.2	72%	-1.9	—	5.3	36%	9.9	40%
Other	8.0	331%	8.1	172%	16.1	225%	8.9	208%	13.3	403%	22.2	292%	38.3	261%

Total	66.4	210%	124.5	140%	190.9	159%	92.8	114%	91.2	131%	184.0	122%	374.9	138%

Corporate and eliminations	-22.9	—	-11.7	—	-34.6	—	-4.5	—	-27.3	—	-31.8	—	-66.4	—

Consolidated total	43.5	217%	112.8	189%	156.3	196%	88.3	124%	63.9	142%	152.2	131%	308.5	158%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, fiscal 2005 sales breakdown and segment information for the Home Appliances and MEW and PanaHome segments have been reclassified.